

08029314

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bornhoft Group Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1660 Lincoln Street, Suite 100
(No. and Street)

Denver	CO	80264
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Bornhoft **(303) 572-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BORNHOFT GROUP SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

BORNHOFT GROUP SECURITIES CORPORATION
CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Bornhoft Group Securities Corporation

We have audited the accompanying statement of financial condition of Bornhoft Group Securities Corporation as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bornhoft Group Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 21, 2008


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BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	21,439
Commissions and accounts receivable		3,033
Prepaid expenses		540
Other assets		107
	$	**25,119**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	8,353
Accounts payable		328
Total liabilities		8,681
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 1,000,000 shares authorized, issued and outstanding		6,000
Additional paid-in capital		165,339
Deficit		(154,901)
Total shareholder's equity		16,438
	$	**25,119**

The accompanying notes are an integral part of this statement.

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:		
Concession and commission income	$	39,561
Other Income		35,000
Total revenue		74,561
EXPENSES:		
Commissions		30,643
Consulting fees		13,515
Licensing		5,900
Occupancy (Note 3)		4,656
Professional fees		2,000
General and administrative		1,120
Regulatory fees and expenses		718
Bonds and assessments		710
Total expenses		59,262
NET INCOME	**$**	**15,299**

The accompanying notes are an integral part of this statement.

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Deficit	Total Shareholder's Equity
BALANCES, December 31, 2006	$ 6,000	$ 163,540	$ (154,901)	$ 14,639
Capital contributed	-	21,500	-	21,500
Net income	-	-	15,299	15,299
Dividends paid	-	(19,701)	(15,299)	(35,000)
BALANCES, December 31, 2007	**$ 6,000**	**$ 165,339**	**$ (154,901)**	**$ 16,438**

The accompanying notes are an integral part of this statement.

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 15,299
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions and accounts receivable	(3,033)
Decrease in prepaid expenses	5,935
Increase in other assets	(7)
Increase in accounts payable	8,548
Net cash provided by operating activities	26,742
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	21,500
Distributions	(35,000)
Net cash used in financing activities	(13,500)
NET INCREASE IN CASH	13,242
CASH, at beginning of year	8,197
CASH, at end of year	**$ 21,439**

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bornhoft Group Securities Corporation (the "Company") is a Colorado corporation formed on February 11, 1988. The Company conducts business as a broker-dealer in securities. The Company's operations consist of marketing limited partnership interests in private commodity pool and investment partnerships for which an entity affiliated with the Company, through common ownership, serves as the General Partner. In addition, the Company deals in mutual funds and insurance related products.

Commissions

The Company records commissions and related revenue and expenses on a trade date basis.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts and does not handle any customer transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, has elected to be taxed under a section of the federal and state income tax laws, which provide that, in lieu of the corporation income taxes, the shareholder separately accounts for his pro rata share of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision (benefit) for corporation income taxes.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $12,758 and $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .68 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The shareholder of the Company also owns a controlling interest in The Bornhoft Group Corporation (TBG) which shares office space and administrative personnel with the Company. For the year ended December 31, 2007, the Company paid $4,656 to TBG.

NOTE 4 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS

In the normal course of business, the Company's activities of marketing limited partnership interests in private commodity pool and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

The Company's financial instruments, including cash, commissions and accounts receivable, prepaid expenses, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

BORNHOFT GROUP SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDIT:		
Shareholder's equity	$	16,438
DEBITS:		
Nonallowable assets:		
Commissions and accounts receivable		3,033
Prepaid expenses		540
Other assets		107
Total debits		3,680
NET CAPITAL		12,758
Minimum requirements of 6-2/3% of aggregate indebtedness of $8,682 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**7,758**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	8,353
Accounts payable		328
TOTAL AGGREGATE INDEBTEDNESS	**$**	**8,681**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.68 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See accompanying Independent Auditors' Report.

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Bornhoft Group Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Bornhoft Group Securities Corporation for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bornhoft Group Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Bornhoft Group Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

In addition, our review indicated that Bornhoft Group Securities Corporation was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Association, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 21, 2008

END